PORTAGE BIOTECH INC.

NEWS RELEASE

October 13, 2020

PORTAGE ISSUES COMMON SHARES AND WARRANTS IN SETTLEMENT OF SALVARX LOAN NOTE OBLIGATIONS

Toronto, ON - (October 13, 2020) - Portage Biotech Inc. (CSE: PBT.U, OTC Markets: PTGEF) ("Portage" or the "Company") wishes to announce that it has issued 375,014 common shares at a deemed price of US$6.64 per common share and 72,291 common share purchase warrants exercisable at a price of $6.64 per common share for a period of 2 years (collectively, the "Settlement Securities") to settle approximately US$4.4 million of certain debt obligations and equity entitlements (the "Loan Notes") of the Company's wholly-owned subsidiary, SalvaRx Limited ("SalvaRx").

The Loan Notes were originally issued in 2017. At that time, SalvaRx was a subsidiary of SalvaRx Group plc, a publicly listed company on the AIM board of the London Stock Exchange. Under the terms of the Loan Notes, upon the occurrence of a qualifying event, Loan Note holders would have been entitled to receive share purchase warrants of SalvaRx in addition to repayment of their Loan Note. The acquisition of SalvaRx by the Company in 2019 constituted a qualifying event.

The Company has settled the Loan Note obligations of SalvaRx through the issuance of the Settlement Securities. Four of the Company's directors, Gregory Bailey, James Mellon, Steven Mintz (in trust) and Kam Shah have received an aggregate of 363,718 common shares as they had all originally subscribed for Loan Notes in 2017 in an aggregate principal amount of approximately US$4.0 million. The issuance of the common shares to these directors is considered a related party transaction within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is relying on appropriate exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 in respect of these issuances.

Dr. Ian Walters, CEO of Portage, commented, "As a result of this transaction, the Company's capital structure is simpler and effectively debt free, providing significant financial flexibility to further fund and expand development of innovative drugs to help cancer patients."

All Common Shares issued in connection with the Offering are subject to a minimum statutory hold period of four months plus a day from the date of issuance in accordance with applicable securities legislation. The Common Shares issued in connection with the Offering have not been registered under the U.S. Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

About Portage Biotech Inc.

Portage Biotech is a clinical stage biopharmaceutical company developing an innovative  portfolio of immuno-oncology assets. Our oncology focussed products or technologies are based on biology addressing known resistance pathways/mechanisms of current check point inhibitors with established scientific rationales, including intratumorals, nanoparticles, liposomes, aptamers, cell penetrating peptides, and virus-like particles. We create and execute viable cost-effective product development strategies by delivering superior clinical trial design, and project management, to ultimately build value and support commercial potential in, first- and best-in-class therapies for a variety of cancers.

Forward-Looking Statements

This news release contains statements about the Company's information that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release. We seek Safe Harbor.

FOR MORE INFORMATION, PLEASE CONTACT:

Contact:	Ian B. Walters, MD, Chief Executive Officer
Tel.:	203.221.7378
Email:	ian@portagebiotech.com or
Website:	www.portagebiotech.com